SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing

The world's leading conferencing specialist

Q4 01 & 2001 Earnings

French GAAP figures

March 6, 2002



Three important themes

- Genesys executes on its vision and strategy
- Expanding margins
- Genesys: positioned strongly for the future



Genesys executes on its vision and strategy

Genesys Conferencing

Genesys at a glance

Genesys is the world's largest conferencing specialist

- Y2001 proforma revenues: 212.0 M€ - EBITDA: 28.7 M€
- 17,000 companies using Genesys services
- Leading positions in 18 countries around the world
- Proprietary audio, web and video technologies
- Distributed and scalable platforms around the world
- Industry consolidator
- Dual listing Paris-Euronext & US-NASDAQ

Genesys as it exits 2001

- Continuous strong growth in volumes
- Continuous successful shift to automation
- Strong margin improvements since Q2-01
- Timely execution of savings and integration plans with full benefits in Q4-01
- Launched re-organization of the US business
- Successful launch of the GenMC service

Genesys Conferencing

Volume Growth

Dramatic growth in call minutes

Historical call minutes in millions

Proforma minutes for 2001: 868


15
33
50
158
302
727
1996
1997
1998
1999
2000
2001

Genesys Conferencing

Automated service volumes

Automated services reach 59% of call volume in 4Q 01



Th Min
60 000
55 000
50 000
45 000
40 000
35 000
30 000
25 000
20 000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 02

Genesys Conferencing

Revenue Growth

Revenue growth reflects volume increases across North America, Europe and Asia-Pacific

Historical - € in millions

Proforma revenue for 2001 : 212.0 m €



5
15
19
47.4
92.4
179.0
1996
1997
1998
1999
2000
2001

Genesys Conferencing

EBITDA

Automation drives EBITDA improvement

Historical in million €

Proforma EBITDA* for 2001: 28.7 M €
13.5 % of revenue



1.2
3.6
2.6
7.1
12.6
22.3
1996
1997
1998
1999
2000
2001*

*excluding certain non-recurring charges

Genesys Conferencing

Unique Worldwide Coverage

17,000 clients in 18 countries


North America
2 countries
950 employees
208 sales people
66% of Q4-01 revenue
6 call centers
No.1 specialist since 2001
Europe
12 countries
450 employees
128 sales people
31% of Q4-01 revenue
3 call centers
No.1 specialist since 1997
Asia Pacific
4 countries
60 employees
27 sales people
3 % of Q4-01 revenue
2 call centers
No.1 specialist since 1998

Genesys Conferencing

Customer Base

Genesys has continued to add many top logos to its customer base in 2001

CHASE
Gartner
SOCIETE GENERALE
KLM
adidas
MOTOROLA
BNP PARIBAS
EDS
REUTERS
[redacted]
hp invent
NORTEL NETWORKS
SAKS FIFTH AVENUE
Deutsche Bank
GENUITY™
The Electrolux Group.
SONY

Genesys Conferencing



Fourth Quarter 2001

Genesys Conferencing

Q4 results

- Total volumes: 237 M minutes up 9.6% vs Q3, up 35.4% vs Q4-00
- Automated service volumes: 59.3% of total volume, up 23.2% vs Q3-01 and 107.6% vs Q4-00
- Revenues: 54.5 M€ up 6.7% vs Q4 00
- Gross margin: 57.4.0%, up 400 basis points vs Q4-00
- EBITDA*: 9.2 M€, up 70.3% vs Q4-00
- EBIT*: 3.0 M€ vs 0.3 M€ in Q4-00

* excluding non-recurring charges

Genesys Conferencing

Q4 2001 P&L

Proforma figures

€ Million	Q4 2000 proforma	Q4 2001 proforma	% Change
Revenue	51,0	54,5	↗ 6,7%
Gross Profit	27,3	31,2	↗ 14,6%
Gross Margin	53,4%	57,4%	
EBIT*	0,3	3,0	
EBIT Margin	0,6%	5,4%	
EBITDA*	5,4	9,2	↗ 70,3%
EBITDA margin	10,5%	16,8%	

* excluding
non-recurring charges

Genesys Conferencing

Quality of revenue

Genesys has a predictable revenue stream

- No single customer represents more than 5% of revenue
- Long-term relationships form our customer base
- Audio price erosion 4.4% 2001
- Bad debt expense low: less than 2 % of revenue

Shift to automation drives gross margin improvement



% of revenue
Gross margin %
60
40
20
0
60%
55%
50%
54,0%
53,4%
56,7%
57,1%
56,0%
57,4%
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
Aut.Services as a % of revenues
Pro forma gross margins

Genesys Conferencing

SG&A control will continue to drive EBITDA up


% of revenue*
70
60
50
40
30
20
10
0
57,6
53,3
52,5
59,1
55,1
52,0
5,5
10,5
15,2
8,9
13,2
16,8
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
SG&A
EBITDA

*2001 excludes certain non-recurring charges.

Genesys Conferencing

Goodwill and intangible impairment

- Triggering event - significant decline in stock values in telecom and conferencing sectors requires review of carrying values of goodwill and intangibles
- Fair value - based on an independent valuation, the fair value of goodwill and intangibles requires an impairment charge as of December 31, 2001 of € 51.9 million
- Goodwill and intangibles (after impairment charge): € 248.7 million
- Net stockholders Equity: € 167.9 million

Additional financial data

- 4Q 01 Cash Earnings per share

  Represents net loss, adding back depreciation, amortization of goodwill, intangibles and deferred financing costs and other non-cash items.



Cash EPS in €
0.14
0.22
Q3 01
Q4 01

- Genesys free cash flow positive
- Net debt December 31, 2001: € 150.9 M
- Debt payments 2002: US$ 5.0 M

Genesys Conferencing

2001 P&L

Proforma figures

€ Million	2000 proforma	2001 proforma	% Change
Revenue	181,8	212,0	↗ 16,6%
Gross Profit	97,7	120,5	↗ 23,3%
Gross Margin	53,8%	56,8%	
EBIT*	9,5	7,1	
EBIT Margin	5,2%	3,4%	
EBITDA*	25,2	28,7	↗ 13,7%
EBITDA margin	13,9%	13,5%	

* excluding non-recurring charges

Genesys Conferencing

EBITDA/share since IPO



EBITDA / Shares €
0,62
1,11
1,61
1,73
1998
1999
2000
2001 *

* Excluding non-recurring charges

Genesys Conferencing



Genesys Conferencing Positioned For The Future

Genesys Conferencing

Company Vision

To be the leading global provider of technologies and services that enable companies to communicate and collaborate virtually

- Integrated real-time communications - audio, video, data, web
- Universal access - open standards, platform independence
- Leadership through customer focus and innovation

Key drivers in 2002

- The conferencing market is still healthy
- Genesys Meeting Center (GenMC) deployment
- Strategic partnerships
- Events & Managed Services (GEMS) deployment
- Call center consolidation in North America
- Shift to automation drives gross margin improvement
- SG&A control

The conferencing market overview

Conferencing is a rapidly growing industry with combined audio&web as an emerging segment



$3 B
$10 B
Audio &Web
Video
Audio only
2001
2006

Wainhouse Research, December 2001

Genesys Conferencing

Genesys Meeting Center keeps enjoying strong momentum

- 40,000 seats were sold in the first three months
- Fastest growing web-conferencing service
- Enterprise-wide deals are to come in a foreseeable future
- Q4 2002 objective:
  Genesys Meeting Center to reach 20% penetration of automated audio clients
- GenMC opens the door to new strategic partnerships


GenMC
WebEx
PlaceWare
4 000
10 000
40 000

Genesys Conferencing

Genesys Events and Managed Services (GEMS)

A feature rich complete integration of audio-web and video for managed services



Any Device
Any Protocol
Integrated Platform for Real Time Communication
Any Network
Any Speed

Genesys Conferencing

North America call-center consolidation to drive additional savings

- Consolidate 6 call centers into 3 call centers to improve customer service and operating efficiencies
- Remaining call centers will absorb current volume and provide for future growth
- Restructuring charge: approximately 4.0 m € in Q1 2002
- **Annual cost savings from 3.5 to 4.0 m € starting in Q3 2002**
- Remaining call centers in strategic locations:

East	Center	West
Washington DC	Minneapolis/St Paul	Hawaii

Shift to automation drives gross margin improvement



% of revenue
Gross margin %
60
40
20
0
60%
58%
56%
54%
52%
50%
54,0%
53,4%
56,7%
57,1%
56,0%
57,4%
58-59%
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
target Q4-02
Aut.Services as a % of revenues
Pro forma gross margins

Genesys Conferencing

SG&A control will continue to drive EBITDA up



% of revenue*
70
60
50
40
30
20
10
0
57,6
53,3
52,5
59,1
55,1
52,0
50-51
5,5
10,5
15,2
8,9
13,2
16,8
18-19
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
Target Q4-2002
SG&A
EBITDA

*2001 excludes certain non-recurring charges

Genesys Conferencing

Genesys Conferencing: a position stronger than ever

- Improving margins
- 17,000 customers base
- Unique worldwide coverage
- A fast-growing market
- Strong financial resources
- GenMC and GEMS: our platforms for success

Genesys Conferencing



Genesys will continue to build its future as the leading worldwide specialist for conferencing and collaborative services

Genesys Conferencing



Questions and answers

Genesys Conferencing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2002

GENESYS SA

By: /s/ Pierre Schwich

Name: Pierre Schwich

Title: Executive Vice President, Audit, Financial Planning and Investor Relations